1775 Sherman Street Suite 1200 Denver, Colorado 80203 303.861.8140 303.861.0934 fax SM-Energy.com

March 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
SM Energy Company Registration Statement on Form S-4

Ladies and Gentlemen:

        This letter is sent on behalf of SM Energy Company, a Delaware corporation (the "Company"), in connection with the above referenced Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), relating to the Company's proposed offer to exchange (the "Exchange Offer") up to $500,000,000 aggregate principal amount of its new 5% Senior Notes due 2024 (the "New Notes") for a like principal amount of its outstanding 5% Senior Notes due 2024 (the "Outstanding Notes").

        The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the "Staff") in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (1) cannot rely on the Staff's position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

        The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

        The Company will include the following provision in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer:

        If the Exchange Offer offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Please do not hesitate to contact the undersigned at (303) 863-4325 with any questions or comments concerning this letter.

Kind regards,
/s/ David W. Copeland David W. Copeland Executive Vice President, General Counsel and Corporate Secretary SM Energy Company
cc:
M. Lucy Stark, Holland & Hart LLP